
December 6, 2013

Via E-mail
Ling Huang, Esq.
Cleary Gottlieb Steen & Hamilton, LLP
Twin Towers – West (23Fl),
Jianguomenwai Da Jie
Chaoyang District, Beijing

> **Re: Yongye International, Inc.**
> **Schedule 13E-3 filed by Yongye International Inc., et al.**
> **as amended November 26, 2013**
> **File No. 005-84050**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **as revised November 26, 2013**
> **File No. 001-34444**

Dear Ms. Huang:

We have reviewed your filings and have the following comments.

Schedule 13E-3

1. When you file an amendment, please ensure the document you file is marked to show changes. See Rule 310 of Regulation S-T. Please apply this comment to future filings, as well as to the amended Schedule 13E-3 to which this letter relates.

2. We note your response to prior comment 1. Please clarify how you determined that Mr. Sun is not your affiliate, given that he currently serves as a director and the nature of his employment with Morgan Stanley and the number of shares it holds. Please also clarify how he is not engaged in this transaction, in light of (i) your statements regarding his participation on behalf of MSPEA Agriculture; (ii) the increased number and percentage of outstanding equity the MS Filing Persons will hold after the transaction; and (iii) your disclosure that he and Mr. Wu are the only executives/directors who will remain in such capacities after the transaction.

Preliminary Proxy Statement on Schedule 14A

Merger Consideration, page 6

3. We note your revisions in response to prior comment 12. Please revise to clarify the consequences to the beneficiaries of Prosper Sino if it would not receive options.

Background of the Merger, page 25

4.   Please apply prior comment 16 to the remainder of your disclosure in this section. As one example only, we note continued disclosure on page 28 regarding MSPEA negotiating, discussing and participating in discussions.

5.   Your revisions in response to prior comment 17 appear to address only information you provided to NASDAQ, rather than the reasons trading did not resume. Please revise to clarify those reasons. Please also clarify the "certain additional information" you provided, as noted on page 37.

6.   We note your revisions in response to prior comment 18; however, your disclosure on page 37 continues to imply that the new projections changed only categories (a)-(d). If other aspects of the projections changed, please revise to eliminate that implication.

Opinion of the Special Committee's Financial Advisor, page 51

7.   We note the June 2013 projections relative to your financial performance as disclosed in the Form 10-Q filed November 12, 2013. With a view toward clarified disclosure regarding the material assumptions underlying the June projections, please tell us how those projections were determined and why the performance projected in June appears to differ substantially from actual performance. Also, given such actual performance, please tell us, with a view toward disclosure, what consideration has been given to further updating the projections and obtaining an updated opinion and analyses from the company's financial advisor.

8.   Please disclose the amount of "cash allocated by Company management . . . for the imminent construction of a new manufacturing facility." Also disclose the reasons this amount was deducted from cash and cash equivalents. In this regard, it appears from your most recent Form 10-Q that none of the cash allocated in this manner has been spent.

Alternatives to the Merger, page 75

9.   Please disclose the last sentence of your response to prior comment 22. Also, the disclosure you added here relates only to alternatives considered by the special committee. Please revise to disclose alternatives considered by the board of directors.

Security Ownership . . ., page 108

10.   Please clarify how your revisions to notes 3 and 4 addressed prior comment 30. It appears no natural persons have been identified in those notes.

<u>Selected Financial Information, page 112</u>

11.   We note that you incorporated by reference the Form 10-Q filed November 12, 2013 in response to prior comment 33. That comment, however, was not limited to the information you elect to incorporate by reference. Please revise to update all of the information provided pursuant to Item 1010 of Regulation M-A, including the disclosure required by paragraph (c) of that item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the each filing person acknowledging that:

- the filing persons is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc: W. Clayton Johnson, Esq.—Cleary Gottlieb Steen & Hamilton LLP

Mitchell S. Nussbaum, Esq.—Loeb & Loeb LLP
Norwood P. Beveridge, Jr., Esq.—Loeb & Loeb LLP

John E. Lange, Esq.—Paul, Weiss, Rifkind, Wharton & Garrison LLP

Akiko Mikumo, Esq.—Weil, Gotshal & Manges LLP

Peter X. Huang, Esq.—Skadden, Arps, Slate, Meagher & Flom LLP
Daniel Dusek, Esq.—Skadden, Arps, Slate, Meagher & Flom LLP